

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
CF/AD5
100 F STREET, NE
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE

February 5, 2008

Via Mail and Fax

Howard Millar
Deputy Chief Executive and Chief Financial Officer
Ryanair Holdings plc
c/o Ryanair Limited
Corporate Head Office
Dublin Airport
County Dublin, Ireland

      RE: Ryanair Holdings plc
               Form 20-F for the Year Ended March 31, 2007
               File Number: 000-29304

Dear Mr. Millar:

We have reviewed the above referenced filing and have the following comments. Our comments request that you provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone numbers listed at the end of this letter.

Please file your response to our comments via EDGAR, under the label "corresp," within 10 business days from the date of this letter.

Form 20-F: For the Fiscal Year Ended March 31, 2007

Notes forming part of the Financial Information, page F-6
Note 4. Available for sale financial assets, page F-16

1. We note that you have a 25.2% interest in Air Lingus at March 31, 2007 that was subsequently increased to 29.4%. We further note that this interest is held at fair value because you do not exercise significant influence over the entity. Please explain to us how you have "clearly demonstrated" that you do not have significant influence, as required by paragraph 6 of IAS 28. Please also clarify for us how you

Ryanair Holdings plc
February 5, 2008
Page 2 of 2

have considered the disclosure requirements of paragraphs 37(d), (h) and (i) of IAS 28.

Note 24: Commitments and contingencies, page F-40

2. Please explain to us your method of accounting for Boeing credit memoranda that you may apply toward the purchase of goods and services. That is, do you reduce the cost of the aircraft for the fair value of the memoranda and correspondingly attribute fair value to the memoranda, or apply another method?

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
· the company is responsible for the adequacy and accuracy of the disclosures in the filings;
· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Doug Jones at 202-551-3309 with any questions. You may also contact me at 202-551-3812.

Sincerely,

Michael Fay
Branch Chief